Exhibit 11

AMSCAN HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

					Four
					Months		Eight
					Ended		Months
	Years Ended December 31,				April 30, 2004		Ended		Years Ended December 31,
	2002		2003		2003		December 31,		2005		2006
	(In thousands, except ratio data)

Earnings:
Income (loss) before taxes and minority interests	$27,234		$27,327		$(1,395)		$14,380		$17,221		$10,818
Add: fixed charges	26,205		31,031		9,800		21,674		36,230		82,362
Deduct: interest capitalized

Earnings as adjusted:	$53,439		$53,538		$8,405		$36,054		$53,541		$93,180

Computation of Fixed Charges:
Interest, expensed and capitalized	$21,970		$26,609		$8,494		$19,137		$31,989		$55,007
Interest portion of rent expense	4,235		4,422		1,306		$2,537		4,241		27,355

Total Fixed Charges	$26,205		$31,031		$9,800		$21,674		$36,230		$82,362

Ratio of earnings to fixed charges	2.0	x	1.9	x	0.9	x	1.7	x	1.5	x	1.1	x